Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

(a)	Monmouth Capital Corporation, a New Jersey corporation
(b)	MRC I LLC, a Wisconsin limited liability company
(c)	MREIC Financial, Inc., a Maryland corporation
(d)	Palmer Terrace Realty Associates, LLC, a New Jersey limited liability company
(e)	Wheeling Partners, LLC, an Illinois limited liability company
(f)	Jones EPI, LLC, a Delaware limited liability company
(g)	MREIC South Carolina, LLC, a South Carolina limited liability company
(h)	MREIC Illinois, LLC, an Illinois limited liability company
(i)	MREIC Lebanon, Tennessee, LLC, a Tennessee limited liability company
(j)	MREIC Edinburg TX, LLC, a Texas limited liability company